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A digital marketing platform creating social impact at scale

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In Demand: Why Demi Lovato, Gojira and More Love Partnering With Social Action Platform Propeller
By Lyndsey Havens
7/12/2021
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propeller.la Nashville TN

Entertainment | Technology | Festivals | Social Impact | Marketing

LEAD INVESTOR

Ben Relles

I chose to invest in Propeller because the team has built a truly innovative approach to inspiring action and changing the world. With Propeller, fans can support causes they care about and in doing so have the opportunity to win prizes from the artists they love. I believe gamifying social action with this type of approach works, and it the initial success Propeller has had is testament to that. From the time I met the founders I was impressed by their ingenuity, collaborative approach and focus on driving real, measurable results. I'm very excited about the new partnerships that were recently announced, and that their revenue continues to scale. There are hundreds of organizations doing inspiring work to create change, and I am proud to support Propeller as they shine a light on these organizations and help them raise money to continue their mission.

Invested $15,000 this round

Highlights

1. 💚 A public benefit corporation reimagining how to create social impact at scale
2. 💸 $3.1M in revenue to date, Over 400% revenue increase from 2021 to 2022 (Year to Date)
3. ⚡ Rapidly growing community of nearly 1,000,000 registered users
4. ✊ Largest acquisition source of new, young & diverse supporters for many leading nonprofit orgs

4. ✊ Largest acquisition source of new, young & diverse supporters for many leading nonprofit orgs

5. 🙋 Embraced by superstars & major festivals including Justin Bieber, Bonnaroo, Bon Iver & more
6. 🏔️ 2-year Partnership with Red Rocks Amphitheatre to generate social impact at every '22/'23 concert

7. 🧡 5M+ actions generated / $4M raised for partners like The Sierra Club, HRC & Planned Parenthood

8. 📖 Features in Forbes, Billboard, Pitchfork, NME, Variety, Bustle, People, CNN and others

Our Team



Brandon Deroche Founder & CEO

For over 12 years, Brandon has been working at the crossroads of culture, social impact & digital. He has advised and led campaigns for some of the largest personalities in the world, leveraging their influence and reach to support causes.

> I started Propeller because I wanted to inspire more people to use their platform for good and there wasn't a platform that tapped into culture to drive action and advocacy for causes that people were fired up about.



Ben Kroetz Director of Campaigns & Operations

Ben has spent the last 15 years creating social impact in the nonprofit advocacy space, most recently as the Digital Director at Greenpeace USA. He manages relationships with Propeller's campaign partners and oversees platform development and operations.



Jezmae Klein Operations & Customer Experience Manager

Jezmae, originally from London, has worked in the events and operations realm for the last 10 years with experience ranging from private members clubs to the AMEX Premium Lifestyle Team. Jezmae has been at Propeller for the last 4+ years.



Gabriel Gonzalez Campaign Manager

Gabriel has spent the last 25 years in the music industry as an artist manager, tour manager, and event producer. He is just as proud of the sweaty basement show as he is of the Carnegie Hall performances he's had the honor to be a part of.



Natalia Gill Platform Developer

Natalia brings both practical and theoretical knowledge from working at Uber as a Software Engineer Intern, along with a deep technical knowledge from her undergrad in Computer Science, working as an Undergrad Researcher and Instructional Assistant.



Kacy Qua Advisor & Board Member

Kacy likes solving impossible problems. She's done this as founder of an Edu startup, X PRIZE designer, strategy consultant, innovation facilitator, and advisor for globally renowned non-profits, market leading companies, and fast-growing startups.

Scott Dudelson

Inspiring Social Action Through Music and Culture

Propeller is a community-funded, digital marketing platform at the intersection of social impact and culture.

Our mission is to inspire activism and help build movements for change. We create campaigns that introduce people to causes and reward them for taking action.


IMPACT
1M PEOPLE
5.5M ACTIONS
$4M RAISED

Since our inception 6 years ago, our community has grown to nearly 1 million people, we've generated 5.5 million actions & raised over $4 million dollars for

leading nonprofit organizations, and we work with many superstar artists, major festivals and other top influencers in the world.


A FEW OF OUR PARTNERS
ARTISTS
BLEACHERS
THE BLACK KEYS
BON IVER
CAGE THE ELEPHANT
COLDPLAY
DEMI LOVATO
FOO FIGHTERS
G-EAZY
GUNS N ROSES
HAIM
ILLENIUM
JACK JOHNSON
JUSTIN BIEBER
KEVIN GATES
INCUBUS
LAMB OF GOD
LAUREN JAUREGUI
LIL DICKY
MAROON 5
MARSHMELLO
MEGAN THEE STALLION
THE NATIONAL
ST VINCENT
SYLVAN ESSO
TREY SONGZ
TROYE SIVAN
YOUNG THE GIANT
ZEDD
FESTIVALS
AFROPUNK
BONNAROO
ELECTRIC FOREST
GOVERNORS BALL
HANGOUT
LIFE IS BEAUTIFUL
LOLLAPALOOZA
OHANA
OUTSIDE LANDS
ULTRA
VOODOO
bonnaroo
HANGOUT FEST
ELECTRIC FOREST
OUTSIDE LANDS
NONPROFITS
ACLU
AMNESTY INTERNATIONAL
BLACK VOTERS MATTER
COLOR OF CHANGE
GREENPEACE
HEADCOUNT
HUMAN RIGHTS CAMPAIGN
OXFAM
PLANNED PARENTHOOD
THE SIERRA CLUB
THE TREVOR PROJECT
ACLU
BLACK VOTERS MATTER
Planned Parenthood
GREENPEACE


Forbes
It's so important for people to learn not only why the change is needed but also how they can personally affect change with even the smallest actions. That involvement encourages others to do the same. We think that what Propeller is doing with this campaign can potentially change how so many people look at steps they can take to make real change when it comes to climate action.
- The National
(Talking about Propeller's NOW Climate Action Campaign)

Changing the World by Creating Win/Wins

We developed and have validated a successful sustainable model for social good where everyone in the ecosystem wins. For nonprofits, artists, influencers, or community members, the more you help the world, the more Propeller helps you

community members, the more you help the world, the more Propeller helps you benefit as well.

Why does motivation for doing good need to be totally selfless? As our need to deal with the world's problems becomes more and more urgent, we don't have time to rely on selflessness alone.

By creating real benefits for everyone involved, we're able to engage more people around these issues. It's the only realistic approach to scale impact exponentially.

That's why on Propeller every action you take is worth points which can be redeemed for incredible prizes like trips around the world, or hanging out with your favorite artist at a music festival. Or if you prefer, use your points to plant trees, feed people, or donate to causes - it's your choice!

For our partners, a campaign on Propeller simultaneously connects nonprofit organizations to new supporters and influencers with their fans.

Everyone wins.


EVERYBODY WINS

Why Now?

Propeller isn't an idea. We've created an active community of nearly 1,000,000

members who've taken over 5.5 million actions. We've run impactful campaigns with hundreds of leading nonprofits and the world's biggest influencers. We have proven this works.

And we are growing exponentially....

Whether it's taking action on climate change with The National and NRDC, celebrating Pride with Demi Lovato and The Trevor Project, or engaging 80,000 festival attendees at Bonnaroo about racial justice, all that and more happens on Propeller.


Meet Justin Bieber in Paris
Watch later
Share
WIN A TRIP TO MEET
JUSTIN BIEBER
IN PARIS
Watch on YouTube


Take action with Demi Lovato
Watch later
Share
Watch on YouTube

We're ready to take Propeller to the next level. But we need and want your help.

Our plan is to take Propeller everywhere. Every show you go to, every big event you attend, Propeller is there to make it easy to get involved. And we're going to build our own events from the ground up -- specifically with social impact in mind.

mind.

We're going to offer bigger & more unique prizes, and give you more ways to spend your points...

We're going to increase the social aspect on the site to foster more community, including giving you actions local to your area.

We're going to make the platform more user friendly, and add new technology to better serve our nonprofit partners...

We're going to continue to develop our own campaigns and make them even more impactful.

There are a million things we want to do, and all of them are going to require more funding.

Community Funded

As a public benefit corporation, our mission of inspiring activism and helping build movements for change is part of the bottom line. That's why we're asking our community for support at this pivotal moment.

We are seeking visionary folks who understand that profit at the expense of the environment and social systems is not the way forward.

We want investors who appreciate that the momentum toward Public Benefit Corporations and B Corps is part of a greater paradigm shift that enables people to make money without destroying our home. We want our community to share in the success of the company, and we only want to answer to you.


REVENUE
=
IMPACT
IMPACT


REVENUE

The more revenue we drive, the more impact we'll create. And the more impact we drive, the more revenue we create.

Revenue

Propeller's revenue went up 83% in 2021 from 2020 (which was previously our highest earning year). And we're currently up over 400% in revenue in 2022 from 2021 year to date.

We've bootstrapped our way to $3.1M in gross revenue since inception. We are projecting over $2M in revenue in 2022 alone. (Forward-looking statements cannot be guaranteed)

Our business model is primarily centered around lead generation. We get paid for helping nonprofits, influencers & brands connect with new & existing supporters, and we receive a percentage (13-17% on average) of donations.


REVENUE
1.1M
1M
900K
800K
700K
600K
500K
400K
300K
$431K
$532K
$1.03M


200K
100K
0K
2019
2020
2021 (YTD)

Transparency

While Propeller is a for-profit company, as a public benefit corporation we